**PERSONAL GUARANTY**

THIS PERSONAL GUARANTY (this "*Guaranty*"), dated as of _____, is made by the undersigned (each individually, a "*Guarantor*" and together, the "*Guarantors*") in favor of NextSeed Services LLC, a Delaware limited liability company ("*NextSeed*"), as collateral agent for itself and the Investors (as defined below).

Pursuant to certain note purchase agreement of even date herewith (the "*NPA*"), entered into between RUNBMP LLC, a Texas limited liability company (the "*Company*"), and certain investors (all such investors, the "*Investors*"), the Investors are purchasing revenue sharing notes from the Company.

1. **Guarantee.**

   In order to induce the Investors to enter into the NPA, each Guarantor hereby guarantees, jointly and severally, as a primary obligor and not merely as a surety, each of the following (the "*Obligations*"):

   (a) the compliance with each of the obligations owed by the Company to NextSeed under any of the documents entered into by the Company in connection with the transactions contemplated by the NPA; and

   (b) the due and punctual payment of all amounts payable by the Company under the NPA, as and when such amounts become payable (whether at stated maturity, by acceleration or otherwise).

   Each Guarantor's obligations under this Guaranty shall be absolute, unconditional and irrevocable, irrespective of the validity or enforceability of any provision of the NPA. This Guaranty is a guaranty of payment and not of collection, and shall remain in full force and effect until each Investor has received the "Total Payment" owed to it under the NPA, regardless of the absence of any action to obtain such amounts from the Company or by any variation, extension, waiver, compromise or release of any or all of the obligations of the Company under the NPA. This Guaranty shall remain in full force and effect or shall be reinstated (as the case may be) if at any time any payment of the Company, in whole or in part, is rescinded or must otherwise be returned or restored by any Investor upon the insolvency, bankruptcy or reorganization of the Company or otherwise, all as though such payment had not been made.

   NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, NEXTSEED HAS THE EXCLUSIVE AUTHORITY TO ENFORCE ALL REMEDIES OF THE INVESTORS UNDER THIS GUARANTY.

2. **Waivers, etc.**

   (a) The Guarantors hereby waive (a) all requirements as to promptness, diligence, presentment, demand for payment, protest and notice of any kind with respect to the Obligations, and any requirement that any Investor or NextSeed exhaust any right, power or remedy or proceed against the Company under the NPA and (b) all rights at law or in equity to subrogation, reimbursement, exoneration, contribution, setoff or any other right that could accrue to a surety against a principal, to a guarantor against a maker or obligor, to an accommodation party against the party accommodated, or to a holder or transferee against a maker. If a Guarantor is married, he/she hereby expressly agrees that recourse under this Guaranty may be had against both his/her separate property and community property.

   (b) Notwithstanding anything to the contrary herein, the obligations of the Guarantors hereunder shall not exceed an aggregate amount equal to the largest amount that would not render such obligations subject to avoidance under applicable bankruptcy or

similar debtor relief laws. The Guarantors agree that their obligations shall not be affected by any circumstance constituting a legal or equitable discharge of a Guarantor or surety other than payment and satisfaction in full of the Company's obligations under the NPA.

3. **Representations and Warranties.**

   The Guarantors hereby represent and warrant that all written information that has been or will be made available to NextSeed or the Investors by the Guarantors or any of their representatives on their behalf in connection with the transactions contemplated hereby is true and complete.

4. **Indemnification.**

   EACH GUARANTOR SHALL INDEMNIFY AND HOLD HARMLESS NEXTSEED, ITS OFFICERS, DIRECTORS, EMPLOYEES, MEMBERS, SHAREHOLDERS AND AFFILIATES, AND ANY OTHER PERSON ACTING ON BEHALF OF NEXTSEED, FROM AND AGAINST ANY AND ALL DAMAGE, LOSS, LIABILITY, COST AND EXPENSE (INCLUDING ATTORNEYS' FEES) THAT NEXTSEED MAY INCUR BY REASON OF THE GUARANTORS' FAILURE TO FULFILL ITS OBLIGATIONS SET FORTH HEREIN.

5. **Amendments.**

   This Guaranty may not be modified or amended except pursuant to a written instrument signed by the Guarantors with the prior written consent of NextSeed on behalf of the Investors.

6. **Survival.**

   Notwithstanding anything to the contrary herein, except as otherwise set forth therein, the provisions of Section 3, this Section 6 and Section 9 shall survive and remain in full force and effect regardless of the completion of the transactions contemplated by this Guaranty or the payment and satisfaction in full of the Company's obligations under the NPA.

7. **Severability.**

   In case any provision contained herein should be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

8. **Successors and Assigns.**

   This Guaranty shall be binding upon the successors and assigns of each Guarantor and shall inure to the benefit of the Investors and their successors and assigns.

9. **Governing Law.**

   This Guaranty shall be governed by and construed in accordance with the laws of the State of Texas, without giving effect to the principles of conflicts of law. Any legal action or proceeding arising under this Guaranty will be brought exclusively in the federal or state courts located in Harris County, Texas, and the Guarantors hereby irrevocably consent to the personal jurisdiction and venue therein.

   [SIGNATURE PAGE FOLLOWS]

BY ELECTRONICALLY SIGNING THIS GUARANTY, YOU CONFIRM YOUR UNDERSTANDING AND ACCEPTANCE OF THE TERMS OF THIS GUARANTY.

JOHN-ROVEEN ABANTE:

_____

GIOVAN CUCHAPIN:

_____

MARK PASCUAL:

_____

[SIGNATURE PAGE TO JOINT AND SEVERAL PERSONAL GUARANTY]